EXHIBIT 99.1

Optimi Health to Initiate Phase 2 Clinical Trial Evaluating Psilocybin-Assisted Therapy for Major Depressive Disorder

Health Canada-authorized trial to evaluate a single supervised dose of natural psilocybin, with dosing expected to be completed by the end of 2027

Up to 200 participants at sites across Canada, among the largest studies of naturally derived psilocybin to date

VANCOUVER, British Columbia, Sept. 10, 2026 (GLOBE NEWSWIRE) -- Optimi Health Corp. (Nasdaq: OPTH) (“Optimi” or the “Company”), a commercial-stage pharmaceutical manufacturer of regulated psychedelic drug products, announces plans to initiate a multisite Phase 2 clinical trial evaluating psilocybin-assisted therapy for individuals with major depressive disorder ("MDD"). The trial is planned to be initiated in the first half of 2027, with dosing expected to be complete by the end of 2027.

The Phase 2 clinical trial is authorized to proceed by Health Canada and will enroll up to 200 participants across multiple sites in Canada, evaluating the safety and efficacy of a single supervised dose of natural psilocybin in the treatment of MDD. The primary efficacy endpoint is the change in Montgomery-Åsberg Depression Rating Scale (MADRS) total score from baseline, the most widely used clinician-rated measure of depressive symptom severity in trials of this kind.

"A 200-subject Phase 2 trial in major depressive disorder is the largest clinical commitment Optimi has made to date. We will supply our own naturally derived psilocybin, manufactured at our GMP facility, and we will have exclusive ownership of the trial results," said Dane Stevens, Optimi Chief Executive Officer and Co-Founder. "As we broaden our strategy to include clinical drug development, this Phase 2 trial is an initial step toward potential registration. Few companies in this sector are commercial today while also advancing their own clinical development. In Canada, we already hold a Drug Establishment Licence and supply psilocybin through Health Canada's Special Access Program. This trial builds directly on that foundation, and we can comfortably fund it with current cash on hand."

The clinical trial is set to be one of the largest clinical studies of naturally derived psilocybin to date, and will include periodic interim safety and efficacy readouts, with full topline results available after dosing and follow-up evaluations are completed for all 200 participants.

MDD is among the most common mental health conditions worldwide, affecting an estimated 332 million people, according to the World Health Organization.1 A substantial proportion of patients do not respond adequately to existing antidepressant treatments, which typically require weeks of continuous use before clinical benefits emerge.

1World Health Organization, Depressive disorder (depression) fact sheet, 2025. Available at: https://www.who.int/news-room/fact-sheets/detail/depression

The safety and efficacy of psilocybin assisted therapy to treat MDD is still under investigation and none of Optimi’s psilocybin drug products received market authorization by Health Canada.

About Optimi Health Corp.

Optimi Health Corp. is a commercial-stage pharmaceutical company focused on manufacturing and distributing GMP-grade psychedelic drug products for mental health therapies. As a Health Canada-licensed pharmaceutical manufacturer, Optimi produces validated MDMA and botanical psilocybin drug products at its GMP-compliant facilities in British Columbia, Canada. Optimi supplies both active pharmaceutical ingredients and finished dosage forms to regulated clinical and therapeutic programs internationally, with products currently prescribed to patients in Australia under the country’s Authorized Prescriber Scheme and accessible in Canada through the Special Access Program.

For more information, please visit optimi.net.

For more information, please contact:
Dane Stevens, CEO
Optimi Health Corp.
(778) 761-4551
investors@optimihealth.ca
www.optimihealth.ca

Investor Relations Contact:
CORE IR
ir@optimi.net

Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws, including statements regarding the proposed clinical trial, the availability and enrolment of patients in the trial, the utilization of the data derived from the trial, and the ability to conduct evaluations as part of the trial, the Company’s ability to manufacture and ship products from its Canadian facility, and the Company’s positioning in the regulated psychedelic medicine market. Forward-looking statements and forward-looking information are often identified by words such as “expects,” “anticipates,” “believes,” “intends,” “plans,” “estimates,” “may,” “will,” “would,” “could,” or similar expressions. Forward-looking statements and forward-looking information are based on several assumptions and are subject to a number of known and unknown risks and uncertainties, many of which are beyond the Company’s control, which could cause actual results and events to differ materially from those that are disclosed in or implied by such forward-looking statements. Accordingly, there are or will be important factors that may cause actual results to differ from expected results. These factors include those described under “Risk Factors” in the Company’s registration statement on Form F-1, as amended, and other filings with the U.S. Securities and Exchange Commission made from time to time which are available at www.sec.gov and on SEDAR+ at www.sedarplus.ca and in the Company’s continuous disclosure filings available under its SEDAR+ profile at www.sedarplus.ca. These forward-looking statements reflect current expectations of management regarding future events and speak only as of the date of this press release. Except as expressly required by applicable law, the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. New factors emerge from time to time, and it is not possible for the Company to predict all of them or assess the impact of each factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement.

Neither the Canadian Securities Exchange nor the Canadian Investment Regulatory Organization accepts responsibility for the adequacy or accuracy of this release.